Exhibit 21.1

List of Subsidiaries of the Registrant

	Name	Jurisdiction

1.	Enhance Interactive, Inc.	Utah

2.	eFamily.com, Inc.	Utah

3.	TrafficLeader, Inc.	Delaware

4.	Marchex Paymaster, LLC	Delaware

5.	goClick.com, Inc.	Delaware

6.	IndustryBrains, LLC	Delaware

7.	MDNH, Inc.	Delaware

8.	MDNH CAH, Inc.	Delaware

9.	MDNH CA Corporation	Nova Scotia

10.	MDNH International, Ltd.	Ireland

11.	VoiceStar, Inc.	Pennsylvania